As filed pursuant to Rule 424(b)(2)
Registration No. 333-167140

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
2.900% Notes due 2022	$249,722,500	$34,062.15

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933 (the “Securities Act”).

Prospectus Supplement

(To prospectus dated May 27, 2010)

$250,000,000

2.900% Notes due 2022

We are offering $250,000,000 principal amount of 2.900% notes due 2022 (the “notes”). We will pay interest on the notes on May 15 and November 15 of each year, beginning May 15, 2013. The notes will mature on November 15, 2022. The notes will be issued only in denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

We may redeem the notes, in whole or in part, at any time and from time to time prior to their maturity at the redemption prices as described under “Description of the Notes—Optional Redemption.” If we experience a change of control triggering event, we may be required to purchase the notes from holders at the applicable price as described under “Description of the Notes—Change of Control Triggering Event.”

The notes will be general unsecured senior obligations and rank equally with all of our other unsecured unsubordinated indebtedness from time to time outstanding.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-9 for a discussion of certain risks that you should consider in connection with an investment in the notes.

	Per Note	Total
Public offering price(1)	99.889%	$249,722,500
Underwriting discount	0.650%	$1,625,000
Proceeds, before expenses, to us(1)	99.239%	$248,097,500

(1)	Plus accrued interest from November 26, 2012, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear and Clearstream, on or about November 26, 2012.

Joint Book-Running Managers

BofA Merrill Lynch	Goldman, Sachs & Co.	Wells Fargo Securities

Lead Managers

SunTrust Robinson Humphrey	US Bancorp

Co-Managers

Credit Agricole CIB	SMBC Nikko

Mitsubishi UFJ Securities
Mizuho Securities
RBS
HSBC
PNC Capital Markets LLC
Santander

The date of this prospectus supplement is November 19, 2012

Prospectus Supplement

Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part, the accompanying prospectus dated May 27, 2010, gives more general information, some of which may not apply to this offering.

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any jurisdictions in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters or any one of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this prospectus supplement, unless otherwise stated or the context otherwise requires, references to “we,” “us,” “our” and “Company” refer to Airgas, Inc. and, in some instances, its consolidated subsidiaries. If we use a capitalized term in this prospectus supplement and do not define the term in this document, it is defined in the accompanying prospectus.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission (the “Commission”) allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this prospectus supplement, except for any information that is superseded by information that is included directly in this document.

This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the Commission. They contain important information about us.

Company SEC Filings	Period
Annual Report on Form 10-K	Year ended March 31, 2012
Current Reports on Form 10-Q	Quarters ended June 30, 2012 and September 30, 2012
Current Reports on Form 8-K	As filed on May 3, 2012 (Item 5.02 only), August 15, 2012 and October 23, 2012 (Item 8.01 only)
Definitive Proxy Statement on Schedule 14A	As filed on July 9, 2012, but only to the extent that such information was incorporated by reference into our Annual Report on Form 10-K for the year ended March 31, 2012

We incorporate by reference additional documents that we may file with the Commission between the date of this prospectus supplement and the termination or completion of the offering of the notes. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Any report, document, or portion thereof that is furnished to, but not filed with, the Commission is not incorporated by reference. The information contained on our website (www.airgas.com) is not incorporated into this prospectus supplement or the accompanying prospectus.

You can obtain any of the documents incorporated by reference in this document through us, or from the Commission through the Commission’s website at www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to that document. You can obtain from us the documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone at the following address:

General Counsel’s Office

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

If you request any incorporated documents from us, we will mail them to you by first class mail, or other means, promptly after we receive your request.

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FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain certain estimates, predictions, and other “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995, and within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Forward-looking statements are generally identified with the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “target,” “may,” “will,” “would,” “plan,” “project,” “should,” “continue” or the negative thereof or other similar expressions, or discussion of future goals or aspirations, which are predictions of or indicate future events and trends and which do not relate to historical matters. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain statements that are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding: the Company’s benefits to be derived from the SAP (as defined in “Prospectus Supplement Summary”) implementation in fiscal 2013 and run-rate operating benefits by December 31, 2013; conversion of the remaining regional distribution companies to the SAP platform; the Company’s expectations of earnings of $1.03 to $1.09 per diluted share for the quarter ending December 31, 2012 and earnings of $4.42 to $4.57 per diluted share for the fiscal year ending March 31, 2013, for which both periods include the Company’s estimates of restructuring and related costs, SAP implementation costs and SAP-related depreciation expense, net of expected benefits, and year-over-year declines from the impact of lower sales due to helium supply constraints and for which the full fiscal year period includes a $0.07 gain on the sale of businesses in the first fiscal quarter and the Company’s estimate for the year-over-year impact of two fewer selling days; improvement in the helium supply chain; the time frame to regain lost customers and the recovery from year-over-year headwinds related to helium supply constraints; the Company’s expectations of the completion of, and the benefits to be achieved in connection with, its realignment and consolidation into four new divisions and estimates of the remaining fiscal 2013 restructuring charges and related costs of approximately $5 million; modest growth for most of our customer segments; expectations for low to mid-single digit same-store sales growth in our core distribution business in fiscal 2013; the Company’s expectation as to the long-term growth profiles of its strategic products; the continued supply of feedstock from a supplier that intends to cease operations of its hydrogen plant in calendar year 2013; the Company’s expectation that its overall effective income tax rate for fiscal 2013 will be approximately 38% of pre-tax earnings; the Company’s belief that it will not need to repatriate cash held outside of the U.S.; the Company’s intent to permanently reinvest the cash held outside of the U.S. in its foreign operations; the Company’s belief that it has sufficient liquidity from cash from operations and under its revolving credit facilities to meet its working capital, capital expenditure and other financial commitments; the Company’s belief that it can obtain financing on reasonable terms; the Company’s future dividend declarations; the Company’s ability to manage its exposure to interest rate risk through the use of interest rate derivatives; the performance of counterparties under interest rate derivative agreements; the Company’s estimate that for every 25-basis-point increase in the London Interbank Offered Rate (“LIBOR”), annual interest expense will increase approximately $2.5 million; the estimate of future interest payments on the Company’s long-term debt obligations; the estimate of future receipts under interest rate swap agreements; and the Company’s exposure to foreign currency exchange fluctuations.

These forward-looking statements involve risks and uncertainties. Factors that could cause actual results to differ materially from those predicted in any forward-looking statement include, but are not limited to: the Company’s inability to meet its earnings estimates resulting from lower sales, decreased selling prices, higher product costs and/or higher operating expenses than those forecasted by the Company; continued or increased disruption in our helium supply chain; weakening of the economy resulting in weakening demand for the Company’s products; weakening operating and financial performance of the Company’s customers, which can negatively impact the Company’s sales and the Company’s ability to collect its accounts receivable; changes in the environmental regulations that affect the Company’s sales of specialty gases; higher or lower overall tax rates in fiscal 2013 than those estimated by the Company resulting from changes in tax laws and the impact of changes in tax laws on the Company’s consolidated results, changes in reserves and other estimates; the tax impact in the event that the Company repatriates cash from its foreign operations; increases in debt in future periods and the impact on the Company’s ability to pay and/or grow its dividend as a result of loan covenant and other

S-iii

restrictions; a decline in demand from markets served by the Company; adverse customer response to the Company’s strategic product sales initiatives; a lack of cross-selling opportunities for the Company’s strategic products; a lack of specialty gas sales growth due to a downturn in certain markets; the negative effect of an economic downturn on strategic product sales and margins; the inability of strategic products to diversify against cyclicality; supply shortages of certain gases, including the current shortage of helium, and the resulting inability of the Company to meet customer gas requirements; customers’ acceptance of current prices and of future price increases; adverse changes in customer buying patterns; a rise in product costs and/or operating expenses at a rate faster than the Company’s ability to increase prices; higher or lower capital expenditures than those estimated by the Company; limitations on the Company’s borrowing capacity dictated by its existing revolving credit facility (the “Credit Facility”); fluctuations in interest rates; the Company’s ability to continue to access credit markets on satisfactory terms; the impact of tightened credit markets on the Company’s customers; the extent and duration of current economic trends in the U.S. economy; higher than expected implementation costs of the SAP system and the realignment of its divisional structure; conversion problems related to the SAP system that disrupt the Company’s business and negatively impact customer relationships as well as the timely collection of accounts receivable; the Company’s expectation as to completion of the conversion to SAP; the inability to retain employees to be affected by the reorganization prior to its completion; potential disruption to the Company’s business related to the realignment; the impact of the management transition; potential disruption to the Company’s business from integration problems associated with acquisitions; the Company’s ability to successfully identify, consummate and integrate acquisitions to achieve anticipated acquisition synergies; the inability to manage interest rate exposure; higher interest expense than that estimated by the Company due to changes in debt levels or increases in LIBOR; unanticipated non-performance by counterparties related to interest rate derivatives; the effects of competition on products, pricing and sales growth; changes in product prices from gas producers and name-brand manufacturers and suppliers of hardgoods; changes in customer demand resulting in the inability to meet minimum product purchases under long-term supply agreements and the inability to negotiate alternative supply arrangements; and the effects of, and changes in, the economy, monetary and fiscal policies, laws and regulations, inflation and monetary fluctuations, both on a national and international basis. The Company does not undertake to update any forward-looking statement made herein or that may be made from time to time by or on behalf of the Company.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us. It may not contain all of the information that may be important to you in deciding whether to invest in the notes. You should read this entire prospectus supplement and the accompanying prospectus, including our consolidated financial statements and related notes, together with the information incorporated by reference, before making an investment decision. Our fiscal year ends on March 31 and whenever we refer to any of our fiscal years, we refer to the twelve-month period ending March 31 of such year.

Our Company

We are the largest U.S. distributor of industrial, medical and specialty gases (delivered in “packaged” or cylinder form), and hardgoods, such as welding equipment and supplies, with a significant position in the U.S. bulk gas distribution market. We are also a leading U.S. producer of atmospheric gases, carbon dioxide, dry ice and nitrous oxide, one of the largest U.S. distributors of safety products, and a leading distributor of refrigerants, ammonia products and process chemicals. During the fiscal year ended March 31, 2012, we had net sales of $4.75 billion and credit serviceable EBITDA of $852.1 million. In addition, during the six months ended September 30, 2012, we had net sales of $2.49 billion and credit serviceable EBITDA of $457.4 million. We provide a reconciliation of credit serviceable EBITDA to its closest GAAP counterpart in “—Summary Historical Financial Data.”

With sales to a wide variety of industry segments and our largest customer accounting for approximately 0.5% of net sales, our revenues are not dependent on a single or small group of customers or industry segments. We market our products and services through multiple sales channels, including branch-based sales representatives, retail stores, strategic customer account programs, telesales, catalogs, eBusiness and independent distributors. Products reach our customers through an integrated network of more than 15,000 employees and approximately 1,100 locations including branches, retail stores, gas fill plants, specialty gas labs, production facilities and distribution centers. Our product and service offering, full range of supply modes, national scale and strong local presence offer a competitive edge to our diversified base of more than one million customers.

We have two reportable business segments, Distribution and All Other Operations. The Distribution business segment accounted for approximately 90% of consolidated sales for the fiscal year ended March 31, 2012. The Distribution business segment’s principal products include industrial, medical and specialty gases sold in packaged and bulk quantities, as well as hardgoods. Our air separation facilities and national specialty gas labs primarily produce gases that are sold by the Distribution business segment’s business units. Gas sales include nitrogen, oxygen, argon, helium, hydrogen, welding and fuel gases such as acetylene, propylene and propane, carbon dioxide, nitrous oxide, ultra high purity grades, special application blends and process chemicals. Business units in the Distribution business segment also recognize rental revenue, derived from gas cylinders, cryogenic liquid containers, bulk storage tanks, tube trailers and welding and welding related equipment. Gas and rent represented 58% of the Distribution business segment’s sales in fiscal year 2012. Hardgoods consist of welding consumables and equipment, safety products, construction supplies, and maintenance, repair and operating supplies. Hardgoods sales represented 42% of the Distribution business segment’s sales in fiscal year 2012.

The All Other Operations business segment consists of six business units. The primary products manufactured and/or distributed by the All Other Operations business segment are carbon dioxide, dry ice (solid form of carbon dioxide), nitrous oxide, ammonia and refrigerant gases. The All Other Operations business segment accounted for 10% of our consolidated sales for the fiscal year ended March 31, 2012.

We operate in 49 U.S. states, Canada and to a lesser extent Mexico, Russia, Dubai and Europe. Our Distribution business segment operates a network of multiple use facilities consisting of more than 875 branches, approximately 300 cylinder fill plants, 67 regional specialty gas laboratories, 11 national specialty gas laboratories, one research and development center, two specialty gas equipment centers, 13 acetylene plants and 16 air separation units, as well as six national hardgoods distribution centers, various customer call centers, buying centers and administrative offices. Our All Other Operations business segment consists of businesses, located throughout the United States, which operate multiple use facilities consisting of approximately 75 branch/distribution locations, eight liquid carbon dioxide and 14 dry ice production facilities, and three nitrous oxide production facilities.

Our industry has three principal modes of gas distribution: on-site or pipeline supply, bulk or merchant supply, and cylinder or packaged supply. Our market focus has primarily been on packaged gas distribution, supplying customers with gases in cylinders, liquid dewars, and less than truck-load bulk quantities. Generally, packaged gas distributors also sell welding hardgoods. We believe the U.S. market for packaged gases and welding hardgoods to be approximately $13 billion in annual revenues.

Recent Developments

Stock Repurchase Program

On October 23, 2012, we announced a program to repurchase up to $600 million of our outstanding shares of common stock. As of October 22, 2012, we had approximately 77.3 million common shares outstanding. We may repurchase shares from time to time for cash in open market transactions or in privately-negotiated transactions in accordance with applicable federal securities laws. We will determine the timing and the amount of any repurchases based on our evaluation of market conditions, share price and other factors. The stock repurchase program has no pre-established closing date and may be suspended or discontinued at any time. See “Use of Proceeds.”

Our Strategy

Our primary objective is to maximize shareholder value by driving market-leading sales growth through core and strategic product offerings that leverage our infrastructure and customer base, by pursuing acquisitions in our core business and in adjacent businesses, by providing outstanding customer service and by improving operational efficiencies. To meet this objective, we are focusing on:

•

a customer-centric sales and marketing alignment that provides leadership and strategic support throughout all sales channels, particularly the strategic accounts program, allowing us to leverage our unique combination of products, application technology and service, as well as our unrivaled national footprint;

•

strategic product offerings with strong growth profiles due to favorable customer segments, application development, increasing environmental regulation, strong cross-selling opportunities, or a combination thereof (e.g., bulk gases, specialty gases, medical products, carbon dioxide and safety products);

•	enhanced training, tools and resources for all associates, including installing a new enterprise information system (“SAP”);

•

the alignment of our twelve regional distribution companies into four new divisions, the consolidation of our regional company accounting and certain administrative functions into four newly created Business Support Centers (“BSCs”) and a related change in our legal entity structure, allowing us to more effectively utilize our resources across regional company boundaries and to form an operating structure that will help leverage the full benefits of the new SAP platform;

•	reducing costs associated with production, cylinder maintenance and distribution logistics; and

•	acquisitions to complement and expand our business and to leverage our significant national platform.

Corporate Information

Our executive offices are located at 259 North Radnor-Chester Road, Suite 100, Radnor, Pennsylvania 19087-5283, and our telephone number is (610) 687-5253. Our common stock is listed under the symbol “ARG” on the New York Stock Exchange.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the notes, see the section entitled “Description of the Notes.”

Issuer	Airgas, Inc.

Notes Offered	We are offering $250 million aggregate principal amount of 2.900% notes due 2022.

Maturity	The notes will mature on November 15, 2022.

Further Issuances	We may create and issue additional notes ranking equally and ratably with the notes in all respects (except for the public offering price, issue date, the initial interest accrual date and, if applicable, the initial interest payment date), so that such additional notes shall be consolidated and form a single series with the notes, including for purposes of voting and redemptions.

Interest	The notes will bear interest at 2.900% per year.

Interest Payment Dates	May 15 and November 15 of each year, commencing May 15, 2013.

Ranking	The notes:

•	are unsecured;

•	rank equally with all our existing and future unsecured and unsubordinated debt;

•	are senior to any future subordinated debt;

•	are effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	are structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

As of September 30, 2012, after giving effect to this offering, and the use of proceeds therefrom, we had indebtedness of approximately $2.09 billion (excluding intercompany liabilities) and $1.5 billion of this indebtedness ranks equally with the notes. In addition, as of September 30, 2012, our subsidiaries had approximately $1.7 billion of liabilities (excluding intercompany liabilities), which are structurally senior to the notes (of which $46 million consisted of debt for borrowed money and $295 million reflected indebtedness under our trade receivables securitization facility).

Optional Redemption	We may redeem, at our option, at any time and from time to time prior to maturity, any or all of the notes, in whole or in part as described in the section entitled “Description of the Notes—Optional Redemption.”

Change of Control Triggering Event	Upon a Change of Control Triggering Event (as defined in “Description of the Notes—Change of Control Triggering Event”), you will have the right to require us to repurchase your notes at a repurchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest.

Covenants	The indenture under which the notes will be issued contains covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

•	incur liens;

•	engage in sale/leaseback transactions; and

•	merge or consolidate with another entity.

Use of Proceeds	We anticipate that we will receive approximately $247.4 million in net proceeds from the offering of the notes, after deducting underwriting discounts and commissions and other estimated expenses of the offering.

We intend to use the net proceeds from the sale of the notes for general corporate purposes, including to fund acquisitions, to repay indebtedness under our commercial paper program and to repurchase shares pursuant to our stock repurchase program. Initially, we expect to use the net proceeds to repay indebtedness under our commercial paper program.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before investing in the notes.

Summary Historical Financial Data

We derived the summary consolidated historical financial data shown below from our historical consolidated financial statements. The consolidated historical financial data as of March 31, 2011 and 2012 and for the years ended March 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The consolidated historical financial data as of September 30, 2012 and for the six months ended September 30, 2011 and 2012 are derived from the unaudited consolidated financial statements incorporated by reference in this prospectus supplement. You should read these summary consolidated historical financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012 and our Quarterly Report on Form 10-Q of the fiscal quarter ended September 30, 2012, which are incorporated by reference herein.

	Year Ended March 31,			Six Months Ended September 30,
	2012	2011	2010	2012	2011
	(in thousands)			(in thousands)
Statement of Earnings Data:
Net sales	$4,746,283	$4,251,467	$3,875,153	$2,486,866	$2,351,383
Cost of products sold (excluding depreciation expense)	2,175,430	1,913,280	1,727,920	1,121,051	1,082,873
Selling, distribution and administrative expenses	1,727,769	1,574,072	1,489,305	918,432	846,883
Restructuring and other special charges	24,448			8,155	15,830
Costs (benefits) related to unsolicited takeover attempt	(7,870)	44,406	23,435	—	(6,700)
Depreciation	245,076	225,383	212,718	129,016	120,649
Amortization	25,209	25,135	22,231	13,336	12,404

Operating income	556,221	469,191	399,544	296,876	279,444
Interest expense, net	(66,337)	(60,054)	(63,310)	(31,630)	(34,074)
Discount on securitization of trade receivables	—	—	(5,651)	—	—
Losses on the extinguishment of debt	—	(4,162)	(17,869)	—	—
Other income, net	2,282	1,958	1,332	9,524	149

Earnings before income taxes	492,166	406,933	314,046	274,770	245,519
Income taxes	(178,792)	(156,669)	(117,780)	(102,952)	(92,671)

Net earnings	$313,374	$250,264	$196,266	$171,818	$152,848

Cash Flow Statement Data:
Capital expenditures	$(356,514)	$(256,030)	$(252,828)	$(162,199)	$(166,812)
Net cash provided by operating activities	506,406	275,301	600,047	263,949	201,252
Net cash used in investing activities	(502,094)	(261,767)	(322,281)	(161,492)	(252,811)
Net cash (used in) provided by financing activities	(16,867)	(3,317)	(277,953)	(99,253)	31,042

	As of March 31,		September 30, 2012
	2012	2011
	(in thousands)
Balance Sheet Data:
Plant and equipment, net	$2,616,059	$2,455,758	$2,646,135
Total assets	5,320,585	4,945,754	5,408,978
Current portion of long-term debt	10,385	9,868	8,567
Long-term debt, excluding current portion	1,761,902	1,842,994	1,752,515
Total debt	2,160,739	1,852,862	2,090,509
Total stockholders’ equity	1,750,258	1,740,912	1,906,592

Reconciliation of Credit Serviceable EBITDA

We define credit serviceable EBITDA as operating income before stock-based compensation expense, depreciation and amortization. We believe credit serviceable EBITDA provides investors meaningful insight into our ability to generate cash from operations to support required working capital, capital expenditures, debt repayment and other financial obligations, as well as to fund future acquisitions. Credit serviceable EBITDA is not a measure of performance under GAAP, and our computation of credit serviceable EBITDA may vary from others in our industry. You should not consider credit serviceable EBITDA as an alternative to operating income or net income as a measure of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Credit serviceable EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, credit serviceable EBITDA:

•	does not reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in, or cash requirements for, our working capital needs; and

•	does not reflect any costs related to the current or future replacement of assets being depreciated and amortized.

The following table provides a reconciliation of operating income to credit serviceable EBITDA to net cash provided by operating activities (in millions):

	Year Ended March 31,		Six Months Ended September 30,
	2012	2011	2012	2011
Operating income	$556.2	$469.2	$296.9	$279.4
Add:
Depreciation and amortization	270.3	250.5	142.3	133.1
Stock-based compensation expense	25.6	23.7	18.2	17.1

Credit serviceable EBITDA	$852.1	$743.4	$457.4	$429.6
Sources (uses) of cash excluded from credit serviceable EBITDA, included in net cash provided by operating activities:
Interest expense, net	(66.3)	(60.1)	(31.6)	(34.1)
Impairment	4.3	—	1.7	2.5
Current income taxes	(110.2)	(87.0)	(101.4)	(70.8)
Other income, net	2.3	2.0	9.5	0.1
Loss (gain) on sale of PP&E and businesses	0.2	1.0	(6.9)	(0.5)
Cash used in changes in assets and liabilities	(176.0)	(324.0)	(64.8)	(125.5)

Net cash provided by operating activities	$506.4	$275.3	$263.9	$201.3

Ratio of Earnings to Fixed Charges

Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. The ratio of earnings to fixed charges has been computed by dividing “earnings available for fixed charges” by “fixed charges.” For purposes of computing this ratio, “earnings available for fixed charges” principally consists of (i) earnings before income taxes and minority interest, plus (ii) fixed charges. “Fixed charges” principally consists of interest expense and the portion of rental expense that is representative of the interest factor.

		Year Ended March 31,
	Six Months Ended September 30, 2012	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges	6.41x	5.76x	5.11x	3.89x	4.20x	3.57x

RISK FACTORS

Any investment in the notes involves a high degree of risk. You should carefully consider the risks described below, as well as those discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended March 31, 2012 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2012 and September 30, 2012, each incorporated by reference herein, before making a decision to invest in the notes. Some of these factors relate principally to our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business and operations.

If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you may lose all or part of your original investment.

Risks Relating to Investment in the Notes

Investors may find it difficult to trade the notes.

The notes are a new issue of securities, and there is currently no public market for the notes. We do not intend to apply for listing of the notes on any securities exchange. Although the underwriters have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue any market making activities at any time without notice. Any such market making will be subject to the limitations imposed by the Securities Act and the Exchange Act.

We also cannot assure you that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the notes. Future trading prices of the notes will depend on many factors, including:

•	our operating performance, prospects and financial condition or the operating performance, prospects and financial condition of companies in our industry generally;

•	the interest of securities dealers in making a market for the notes; and

•	the market for similar securities.

It is possible that the market for the notes will be subject to disruptions. Any disruptions may have a negative effect on the holders of the notes, regardless of our prospects and financial performance.

Changes in credit ratings issued by nationally recognized statistical rating organizations could adversely affect our cost of financing and the market price of our securities.

Credit rating agencies rate our debt securities on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading would likely increase our cost of financing, including resulting in an increase to the interest rate applicable to borrowings under our Credit Facility, limit our access to the capital markets and have an adverse effect on the market price of our securities.

We may not have sufficient funds to purchase the notes upon a change of control triggering event.

If there is a change of control triggering event under the terms of the indenture governing the notes, each holder of notes may require us to purchase all or a portion of their notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest to the date of purchase. In order to purchase any outstanding notes, we might have to refinance our outstanding indebtedness, which we might not be able to do. Even if we were able to refinance our other indebtedness, any financing might be on terms unfavorable to us. In addition, our Credit Facility provides that the occurrence of certain kinds of change of control events will constitute a default thereunder. We cannot assure you that we will have the financial ability to purchase outstanding notes upon the occurrence of a change of control. See “Description of the Notes—Change of Control Triggering Event.”

The assets of our subsidiaries may not be available to make payments on the notes.

We are a holding company and our assets consist primarily of direct and indirect ownership interests in, and our business is conducted substantially through, our subsidiaries. We rely primarily on dividends or other distributions from our subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses. Consequently, our ability to repay our debt, including the notes, depends on the earnings of our subsidiaries, as well as our ability to receive funds from our subsidiaries through dividends or other payments or distributions. The ability of our subsidiaries to pay dividends, repay intercompany debt or make other advances to us is subject to restrictions imposed by applicable laws (including bankruptcy laws), tax considerations and the terms of agreements governing our subsidiaries. Our foreign subsidiaries in particular may be subject to currency controls, repatriation restrictions, withholding obligations on payments to us and other limits. If we do not receive such funds from our subsidiaries, we may be unable to pay interest or principal on the notes when due.

In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of their indebtedness and other liabilities, including their trade creditors and other obligations, including any preferred stock, will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the notes are effectively subordinated to all of the liabilities of our subsidiaries which, as of September 30, 2012, were approximately $1.7 billion (of which $46 million consisted of debt for borrowed money and $295 million reflected indebtedness under our trade receivables securitization facility).

The instruments governing our indebtedness do not limit our acquisitions and may allow us to incur additional indebtedness in relation to acquisitions.

We have historically expanded our business through acquisitions. A part of our business strategy is to continue to grow through acquisitions that complement and expand our distribution network. During fiscal 2012, we completed eight acquisitions. The indenture governing the notes, and the terms of our other indebtedness, do not limit the number or scale of acquisitions that we may complete. Because the consummation of acquisitions and integration of acquired businesses involves significant risk, this means that holders of the notes will be subject to the risks inherent in our acquisition strategy.

USE OF PROCEEDS

We anticipate that we will receive approximately $247.4 million in net proceeds from the offering of the notes, after deducting underwriting discounts and commissions and other estimated expenses of the offering. We intend to use the net proceeds from the sale of the notes for general corporate purposes, including to fund acquisitions, to repay indebtedness under our commercial paper program and to repurchase shares pursuant to our stock repurchase program. Initially, we expect to use the net proceeds to repay indebtedness under our commercial paper program.

As of September 30, 2012, $329 million was outstanding under our commercial paper program. At September 30, 2012, the average effective interest rate on these borrowings was 0.57% and the weighted average life to maturity was 51 days.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012, and as adjusted to give effect to the sale of the notes in this offering and the use of the net proceeds therefrom, as described above under “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds” and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The as adjusted information may not be reflective of our cash, debt and capitalization in the future.

Capitalization

	As of September 30, 2012
	Actual	As Adjusted(1)
	($ in thousands)
Cash	$47,867	$47,867

Debt (including short-term and current portion of long-term):
Money market loans	—	—
Commercial paper	$329,427	$82,030
Revolving credit borrowings(2)	42,964	42,964
Other long-term debt	3,441	3,441
Trade receivables securitization(3)	295,000	295,000
Senior Notes due 2013(4)	300,000	300,000
Senior Notes due 2014(4)	400,000	400,000
Senior Notes due 2015(4)	250,000	250,000
Senior Notes due 2016(4)	250,000	250,000
Senior Notes due 2022 offered hereby(4)	—	250,000

Total senior debt	1,870,832	1,873,435
Senior Subordinated Notes due 2018(4)	215,446	215,446

Total debt	2,086,278	2,088,881
Total stockholders’ equity	1,906,592	1,906,592

Total capitalization	$3,992,870	$3,995,473

(1)	As adjusted for this offering and the use of proceeds therefrom.
(2)	Consists of borrowings outstanding under our Credit Facility of $36.5 million and borrowings outstanding under our French revolving line of credit of €5.1 million (U.S. $6.5 million), which is outside of our Credit Facility. The totals described above do not include $44 million in outstanding letters of credit as of September 30, 2012.
(3)	Reflects $295 million of receivables sold under our $295 million trade receivables securitization facility. Under the facility, trade receivables are sold to bank conduits through a bankruptcy-remote special purpose entity, which is consolidated for financial reporting purposes.
(4)	Represents the outstanding principal amount thereof.

DESCRIPTION OF OTHER OBLIGATIONS

Commercial Paper

The Company participates in a $750 million commercial paper program supported by its $750 million revolving credit facility (see below). This program allows the Company to obtain favorable short-term borrowing rates with maturities that may vary, but will generally not exceed 90 days from the date of issue. The Company has used proceeds from the commercial paper program to pay down amounts outstanding under its revolving credit facility and for general corporate purposes. At September 30, 2012, $329 million was outstanding under the commercial paper program and the average effective interest rate on these borrowings was 0.57% and the weighted average life to maturity was 51 days.

Senior Credit Facility

On July 19, 2011, we amended and restated our five-year $750 million revolving credit facility (the “Credit Facility”). The Credit Facility consists of a $650 million U.S. dollar revolving credit line, with a $65 million dollar letter of credit sublimit and a $50 million dollar swingline sublimit, and a $100 million (U.S. dollar equivalent) multi-currency revolving credit line. The maturity date of the revolving credit lines is July 19, 2016. Under circumstances described in the Credit Facility, the revolving credit line may be increased by an additional $325 million, provided that the multi-currency revolving credit line may not be increased by more than an additional $50 million.

The U.S. dollar revolving credit line and the multi-currency revolving credit line may bear interest at either a eurocurrency rate (the “Eurocurrency Rate”) plus an applicable margin or, in the case of U.S. dollar-denominated borrowings, a U.S. base rate (the “U.S. Base Rate”) plus an applicable margin. The Eurocurrency Rate is equal to the British Bankers Association LIBOR Rate and is subject to adjustment for reserve requirements and mandatory costs. The U.S. Base Rate is equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A. as its “prime rate” and (c) the Eurocurrency Rate plus 1.0% per annum. The applicable margin is determined with reference to the credit rating of our non-credit enhanced, senior unsecured long-term debt. As of September 30, 2012, the U.S. dollar revolver borrowings bear interest at the Eurocurrency Rate plus 125 basis points. As of September 30, 2012, the multi-currency revolver bears interest based on a spread of 125 basis points over the Eurocurrency Rate plus mandatory costs applicable to each foreign currency borrowing. As of September 30, 2012, the average effective interest rate on the multi-currency revolver was 1.67%. There were no borrowings under the U.S. dollar revolver at September 30, 2012.

A commitment fee payable on the actual daily unused portion of the credit facility is determined with reference to the credit rating of our non-credit enhanced, senior unsecured long-term debt. As of September 30, 2012, the commitment fee was equal to 0.20% per annum. Swingline loans are not considered utilization of the credit facility for purposes of this calculation.

The Credit Facility contains customary affirmative and negative covenants, including a financial covenant whereby the ratio of funded indebtedness to consolidated EBITDA may be no greater than 3.5 to 1.0. The Credit Facility contains certain customary events of default, including, without limitation, failure to make payments, breaches of covenants, breaches of representations and warranties, certain monetary judgments and bankruptcy and ERISA events. The Credit Facility also contains cross-default provisions whereby a default under the senior and senior subordinated notes discussed below or the notes offered hereby would likely result in a default under the Credit Facility. In the event of default, repayment of borrowings under the Credit Facility may be accelerated.

As of September 30, 2012, the Company had $36 million of borrowings under the Credit Facility, all of which were under the multi-currency revolver. The Company also had outstanding letters of credit of $44 million issued under the Credit Facility.

The Company also maintains a committed revolving line of credit of up to €8 million (U.S. $10.3 million) to fund its expansion into France. These revolving credit borrowings are outside of the Credit Facility. At September 30, 2012, French revolving credit borrowings were €5.1 million (U.S. $6.5 million). The variable interest rates on the French revolving credit borrowings are based on the eurocurrency rate plus an applicable rate determined with reference to the credit rating of our non-credit enhanced, senior unsecured long-term debt. As of September 30, 2012, the effective interest rate on the French revolving credit borrowings was equal to 1.32% per annum.

Money Market Loans

The Company has an agreement with a financial institution that provides access to short-term advances not to exceed $35 million. The agreement expires on January 2, 2013, but may be extended subject to renewal provisions contained in the agreement. The advances may be for one to six months with rates at a fixed spread over the corresponding LIBOR. At September 30, 2012, there were no advances outstanding under the agreement.

The Company also has an agreement with another financial institution that provides access to additional short-term advances not to exceed $35 million that expires on July 31, 2013, but may be extended subject to renewal provisions contained in the agreement. The advances are generally overnight or for up to seven days. The amount, term and interest rate of an advance are established through mutual agreement with the financial institution when the Company requests such an advance. At September 30, 2012, there were no advances outstanding under the agreement.

Senior Notes

At September 30, 2012, the Company had $250 million of 2.95% senior notes due June 15, 2016 (the “2016 Notes”) outstanding. The 2016 Notes were issued at a discount with a yield of 2.980%. Interest on the 2016 Notes is payable semi-annually on June 15 and December 15 of each year. Additionally, the Company has the option to redeem the 2016 Notes prior to their maturity, in whole or in part, at 100% of the principal plus any accrued but unpaid interest and applicable make-whole payments.

At September 30, 2012, the Company had $250 million of 3.25% senior notes due October 1, 2015 (the “2015 Notes”) outstanding. The 2015 Notes were issued at a discount and yield 3.283%. Interest on the 2015 Notes is payable semi-annually on April 1 and October 1 of each year. Additionally, the Company has the option to redeem the 2015 Notes prior to their maturity, in whole or in part, at 100% of the principal plus any accrued but unpaid interest and applicable make-whole payments.

At September 30, 2012, the Company had $400 million of 4.5% senior notes due September 15, 2014 (the “2014 Notes”) outstanding. The 2014 Notes were issued at a discount and yield 4.527%. Interest on the 2014 Notes is payable semi-annually on March 15 and September 15 of each year. Additionally, the Company has the option to redeem the 2014 Notes prior to their maturity, in whole or in part, at 100% of the principal plus any accrued but unpaid interest and applicable make-whole payments.

At September 30, 2012, the Company had $300 million of 2.85% senior notes due October 1, 2013 (the “2013 Notes”) outstanding. The 2013 Notes were issued at a discount and yield 2.871%. Interest on the 2013 Notes is payable semi-annually on April 1 and October 1 of each year. Additionally, the Company has the option to redeem the 2013 Notes prior to their maturity, in whole or in part, at 100% of the principal plus any accrued but unpaid interest and applicable make-whole payments.

The 2013 Notes, 2014 Notes, 2015 Notes and 2016 Notes contain covenants that could restrict the incurrence of liens and limit sale and leaseback transactions.

Senior Subordinated Notes

At September 30, 2012, the Company had $215 million of 7.125% senior subordinated notes maturing October 1, 2018 (the “2018 Notes”) outstanding. The 2018 Notes bear interest at a fixed annual rate of 7.125%, payable semi-annually on October 1 and April 1 of each year. The 2018 Notes have a redemption provision, which permits the Company, at its option, to call the 2018 Notes at scheduled dates and prices. The first scheduled optional redemption date is October 1, 2013 at a price of 103.563% of the principal amount.

Other Long Term Debt

The Company’s other long-term debt primarily consists of vendor financing of rental welders, capitalized lease obligations and notes issued to sellers of businesses acquired, which are repayable in periodic installments. At September 30, 2012, other long-term debt totaled $3.4 million with an average interest rate of approximately 6% and an average maturity of approximately one year.

Trade Receivables Securitization

The Company participates in a securitization agreement (the “Securitization Agreement”) with three commercial banks to which it sells qualifying trade receivables on a revolving basis. The Company’s sale of qualified trade receivables is accounted for as a secured borrowing under which qualified trade receivables collateralize amounts borrowed from the commercial banks. Trade receivables that collateralize the Securitization Agreement are held in a bankruptcy-remote special purpose entity, which is consolidated for financial reporting purposes and represents the Company’s only variable interest entity. Qualified trade receivables in the amount of the outstanding borrowing under the Securitization Agreement are not available to the general creditors of the Company. The maximum amount of the Securitization Agreement is $295 million and it bears interest at approximately LIBOR plus 70 basis points. At September 30, 2012, the amount of outstanding borrowing under the Securitization Agreement has been classified as long-term debt on the Consolidated Balance Sheet. Amounts borrowed under the Securitization Agreement could fluctuate monthly based on the Company’s funding requirements and the level of qualified trade receivables available to collateralize the Securitization Agreement. The Securitization Agreement expires in December 2013 and contains customary events of termination, including standard cross default provisions with respect to outstanding debt. The amount of outstanding borrowing under the Securitization Agreement at September 30, 2012 was $295 million.

Interest Rate Derivatives

The Company manages its exposure to changes in market interest rates. The Company’s involvement with derivative instruments is limited to (a) highly effective interest rate swap agreements used to manage well-defined interest rate risk exposures and (b) treasury rate lock agreements used to fix the interest rate related to forecasted debt issuances. The Company monitors its positions and credit ratings of its counterparties and does not anticipate non-performance by the counterparties. Interest rate swap and treasury rate lock agreements are not entered into for trading purposes. At September 30, 2012, the Company was party to a total of five interest rate swap agreements with an aggregate notional amount of $300 million. These variable interest rate swaps effectively convert the Company’s $300 million of fixed rate 2013 Notes to variable rate debt. At September 30, 2012, these swap agreements required the Company to make variable interest payments based on a weighted average forward rate of 1.21% and receive fixed interest payments from the counterparties based on a fixed rate of 2.85%. The maturity of these fair value swaps coincides with the maturity date of the 2013 Notes in October 2013.

DESCRIPTION OF THE NOTES

Airgas will issue the notes under an Indenture, dated as of May 27, 2010, between itself and U.S. Bank National Association, as trustee, as supplemented by a supplemental indenture to be dated as of November 26, 2012 with respect to the notes, between Airgas and U.S. Bank National Association, as trustee (the “Supplemental Indenture”). As used in this section, all references to the “Indenture” mean the Indenture as supplemented by the Supplemental Indenture. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

The following description is a summary of the material provisions of the Indenture and should be read in connection with the summary set forth under “Description of the Debt Securities” in the accompanying prospectus. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. Copies of the Indenture are available by writing to Airgas, Inc., 259 North Radnor-Chester Road, Suite 100, Radnor, Pennsylvania 19087-5283, Attn: General Counsel. In this description, “Airgas,” “we,” “us” and “our” refers only to Airgas, Inc. and not to any of our subsidiaries. You can find the definitions of certain terms used in this description under the subheading “Covenants—Definitions.” Certain defined terms used in this description but not defined below under “Covenants—Definitions” have the meanings assigned to them in the Indenture.

Maturity, Principal and Interest

The notes will mature on November 15, 2022, and will be issued in an initial aggregate principal amount of $250 million. Additional notes of the same class and series may be issued in one or more tranches from time to time, without notice to or the consent of the existing holders of the notes, provided that if such additional notes are not fungible with the original notes for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number. Notes will be issued in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

The notes will be our unsecured unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be senior to any of our subordinated indebtedness from time to time outstanding and will rank junior to our secured indebtedness from time to time outstanding to the extent of the value of the assets securing such indebtedness. The notes will also be effectively junior in right of payment to all existing and future liabilities, including trade payables, of our subsidiaries.

Each note will bear interest at the rate described on the cover page from November 26, 2012 or from the most recent interest payment date on which interest has been paid, payable semiannually in arrears on May 15 and November 15 of each year, commencing May 15, 2013. We will pay interest to the person in whose name the note (or any predecessor note) is registered at the close of business on the May 1 or November 1 immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date, redemption date or maturity date is not a business day, the payment otherwise required to be made on such date will be made on the next business day without any additional payment as a result of such delay.

Optional Redemption

The notes will be redeemable, as a whole or in part, at our option, at any time or from time to time. If the notes are redeemed prior to the date that is three months prior to the maturity date of the notes, the notes may be redeemed by us at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed, and

(2) as determined by the Reference Treasury Dealer, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 20 basis points.

If the notes are redeemed on or after the date that is three months prior to the maturity date of the notes, the notes may be redeemed by us at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

In each case, accrued and unpaid interest will be payable to the redemption date and the principal amount of any note remaining outstanding after redemption in part shall be $2,000 and any integral multiple of $1,000 in excess thereof.

Holders of notes to be redeemed will receive notice thereof by first class mail at least 30 days and not more than 60 days before the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, at least 30 days and not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption unless we default in the payment of the redemption price and accrued interest. On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means any of Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated or Wells Fargo Securities, LLC, as appointed by us, and their respective successors, or if all of such firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means (1) each of Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and a Primary Treasury Dealer (defined herein) selected by Wells Fargo Securities, LLC and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute for such bank another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, unless we have exercised our right to redeem the notes as described under “—Optional Redemption,” each holder of notes will have the right to require us to purchase all or a portion (equal to $2,000 and any integral multiple of $1,000 in excess thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurs or, at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail, a notice to each holder of notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful, (1) accept or cause a third party to accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer; (2) deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and (3) deliver or cause to be delivered to the trustee the notes accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

We will not be required to make a Change of Control Offer with respect to the notes if a third party involved in the applicable Change of Control makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all the notes properly tendered and not withdrawn under its offer.

We will comply in all material respects with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

For purposes of the foregoing discussion of a Change of Control Offer, the following definitions are applicable:

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Airgas and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of Airgas;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than a Principal and its Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Airgas, measured by voting power rather than number of shares;

(4) Airgas consolidates with, or merges with or into, any Person (other than a Principal or a Related Party of a Principal), or any Person (other than a Principal or a Related Party of a Principal) consolidates with, or merges with or into, Airgas, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Airgas or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of Airgas outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction; or

(5) the first day on which a majority of the members of the board of directors of Airgas are not Continuing Directors.

“Change of Control Triggering Event” means, with respect to the notes, the notes cease to be rated Investment Grade by each of the Rating Agencies on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change). Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of Airgas who:

(1) was a member of such board of directors on the date of this prospectus supplement;

(2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election; or

(3) is a designee of a Principal or was nominated by a Principal.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement agency and in the manner for selecting a replacement agency, in each case as set forth in the definition of “Rating Agency.”

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Principal” means Peter McCausland (and in the event of his incompetence or death, his estate, heirs, executor, administrator, committee or other personal representative (collectively, “heirs”)) or any Person controlled, directly or indirectly, by Peter McCausland or his heirs.

“Rating Agency” means each of Moody’s and S&P; provided, that if Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside our control, we may appoint another “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act as a replacement for such Rating Agency; provided, that we shall give notice of such appointment to the trustee.

“Related Party” means:

(1) any immediate family member (in the case of an individual) of the Principal; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of the Principal.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Airgas, Inc. and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Airgas, Inc. and its Subsidiaries taken as a whole to another Person or group may be uncertain.

In addition, under a recent Delaware Chancery Court interpretation of a change of control repurchase requirement with a continuing director provision, a board of directors may approve a slate of shareholder nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit our Board of Directors to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a “Change of Control Triggering Event” that would trigger your right to require us to repurchase your notes as described above.

Covenants

Restrictions on Liens

We will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness secured by any Lien on any shares of stock, Indebtedness or other obligations of a Restricted Subsidiary or any Principal Property of

ours or a Restricted Subsidiary, whether such shares of stock, Indebtedness or other obligations of a Subsidiary or Principal Property is owned at the date of the Indenture or thereafter acquired, without in any such case effectively providing that all the notes will be directly secured equally and ratably with such Lien.

These restrictions do not apply to:

(1) the Incurrence of any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture (including acquisitions by way of merger or consolidation) by us or a Restricted Subsidiary contemporaneously with such acquisition, or within 180 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any Lien upon any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture existing at the time of such acquisition, or the acquisition of any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property subject to any Lien without the assumption thereof, provided that every such Lien referred to in this clause (1) shall attach only to the shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements thereon;

(2) any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property existing on the date the notes are initially issued;

(3) any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property in favor of Airgas, Inc. or any Restricted Subsidiary;

(4) any Lien on Principal Property being constructed or improved securing loans to finance such construction or improvements;

(5) any Lien in favor of the United States of America or any State, or in favor of any department, agency or instrumentality or political division, or in favor of any other country or any political subdivision of a foreign country, the purpose of which is to secure partial, progress, advance or other payments;

(6) any Lien imposed by law, for example mechanics’, workmen’s, repairmen’s or other similar Liens arising in the ordinary course of business;

(7) any pledges or deposits under workmen’s compensation or similar legislation or in certain other circumstances;

(8) any Lien in connection with legal proceedings;

(9) any Lien for taxes or assessments;

(10) any Lien to secure the performance of bids, tenders, letters of credit, contracts (other than contracts for the payment of indebtedness), leases, statutory obligations, surety, customs, appeal, performance and payment bonds and other obligations of like nature, in each such case arising in the ordinary course of business; and

(11) any renewal of or substitution for any Lien permitted by any of the preceding clauses (1) through (4), provided, in the case of a Lien permitted under clause (1), (2) or (4), the debt secured is not increased nor the Lien extended to any additional assets.

Notwithstanding the foregoing, we or any Restricted Subsidiary may create or assume Liens in addition to those permitted by clauses (1) through (11), and renew, extend or replace such Liens, provided that at the time of such creation, assumption, renewal, extension or replacement of such Lien, and after giving effect thereto, the total outstanding Indebtedness secured by Liens Incurred pursuant to this paragraph, together with the total outstanding Attributable Debt Incurred in connection with any sale and leaseback transactions entered into pursuant to the provisions of the Indenture described below in the last paragraph under “—Covenants—Limitation on Sale and Leaseback Transactions,” does not exceed 10% of Consolidated Net Tangible Assets.

For the purposes of this “Restrictions on Liens” covenant and the “Limitation on Sale and Leaseback Transactions” covenant, the giving of a guarantee which is secured by a Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property, and the creation of a Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property to secure Indebtedness that existed prior to the creation of such Lien, shall be deemed to involve the creation of Indebtedness in an amount equal to the principal amount guaranteed or secured by such Lien.

Given the size of our operations, at any given time we expect to have very few or no Principal Properties and, accordingly, very few or no Restricted Subsidiaries.

Limitation on Sale and Leaseback Transactions

We will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to us or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued; provided that, notwithstanding the foregoing, we or any Restricted Subsidiary may sell any such Principal Property and lease it back for a longer period:

(1) if we or such Restricted Subsidiary would be entitled, pursuant to the provisions of the Indenture described above under “—Restrictions on Liens,” to create a mortgage on the property to be leased securing Funded Debt in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction without equally and ratably securing the outstanding notes;

(2) if we promptly inform the trustee of such transaction, the net proceeds of such transaction are at least equal to the fair market value (as determined by board resolution) of such property, and we cause an amount equal to the net proceeds of the sale to be applied to the retirement, within 180 days after receipt of such proceeds, of Funded Debt Incurred or assumed by us or a Restricted Subsidiary (including the notes); or

(3) if we, within 180 days after the sale or transfer, apply or cause a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or the fair market value of the Principal Property (or portion thereof) so sold and leased back at the time of entering into such sale and leaseback transaction (in either case as determined by board resolution) to purchase other Principal Property having a fair market value at least equal to the fair market value of the Principal Property (or portion thereof) sold or transferred in such sale and leaseback transaction.

Notwithstanding the foregoing, we or any Restricted Subsidiary may enter into sale and leaseback transactions in addition to those permitted in the foregoing paragraph and without any obligation to retire any outstanding notes or other Funded Debt, provided that at the time of entering into such sale and leaseback transactions and after giving effect thereto, the total outstanding Attributable Debt Incurred pursuant to this paragraph, together with any of the total outstanding Indebtedness secured by Liens created, assumed or otherwise incurred pursuant to the provisions of the Indenture described above in the third paragraph under “—Covenants—Restrictions on Liens,” does not exceed 10% of Consolidated Net Tangible Assets.

Definitions

“Attributable Debt” means, when used in connection with a sale and leaseback transaction, at any date of determination, the product of (1) the net proceeds from such sale and leaseback transaction multiplied by (2) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and leaseback transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.

“Capital Stock” means, with respect to any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (including partnership interests) in (however designated) the equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

“Consolidated Net Tangible Assets” means, as of any date, the total amount of assets of Airgas, Inc. and its Subsidiaries on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding (x) any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed or which are supported by other borrowings with a maturity of more than 12 months from the date of calculation and (y) current maturities of long-term Indebtedness and capital lease obligations), (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (3) appropriate adjustments on account of minority interests of other Persons holding stock of Airgas, Inc.’s Subsidiaries, all as set forth on the most recent balance sheet of Airgas, Inc. and its consolidated Subsidiaries (but, in any event, as of a date within 120 days of the date of determination), in each case excluding intercompany items and computed in accordance with generally accepted accounting principles.

“Funded Debt” means all Indebtedness for borrowed money, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from its creation.

“Incur” means to issue, assume, guarantee, incur or otherwise become liable for. The terms “Incurred,” “Incurrence” and “Incurring” shall each have a correlative meaning.

“Indebtedness” means with respect to any Person at any date of determination (without duplication), indebtedness for borrowed money or indebtedness evidenced by bonds, notes, debentures or other similar instruments given to finance the acquisition of any businesses, properties or assets of any kind (including, without limitation, Capital Stock or other equity interests in any Person).

“Lien” with respect to any property or assets, means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing), but not including the interest of a lessor under a lease that is an operating lease under generally accepted accounting principles.

“Principal Property” means any land, land improvements or building, together with the land upon which it is erected and fixtures comprising a part thereof, in each case, owned or leased by us or any Restricted Subsidiary and located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 1.0% of Consolidated Net Tangible Assets.

“Restricted Subsidiary” means any Subsidiary which, at the time of determination, owns or is a lessee pursuant to a capital lease of any Principal Property.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Supplemental Indenture.

“Subsidiary” of a Person means, with respect to any Person, any corporation, association, partnership or other business entity of which at least a majority of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person.

Consolidation; Merger or Sale of Substantially All Assets

We may: (1) consolidate or merge with or into another Person; or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties or assets and our Subsidiaries taken as a whole, in one or more related transactions, to another Person; if:

(1) either: (a) we are the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Airgas) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia (any such Person, the “Successor Company”);

(2) the Successor Company assumes all the obligations of Airgas under the notes and the Indenture pursuant to agreements reasonably satisfactory to the trustee; and

(3) immediately after such transaction no default exists.

The Successor Company will be the successor to Airgas and shall succeed to, and be substituted for, and may exercise every right and power of, Airgas under the Indenture, and the predecessor company shall be released from its obligations with respect to the notes, including with respect to its obligation to pay the principal of and interest on the notes. Under these circumstances, if our properties or assets become subject to a Lien not permitted by the Indenture, we will equally and ratably secure the notes.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, Airgas will furnish to the holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Airgas were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Airgas’ certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Airgas were required to file such reports.

In addition, whether or not required by the Commission, Airgas will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request, provided that for the avoidance of doubt, information or reports filed with the Commission shall be deemed furnished to holders of notes.

Events of Default

An event of default under the Indenture with respect to the notes includes the following:

•	failure to pay interest on the notes for 30 days;

•	failure to pay principal on the notes when due;

•

failure to perform any of the other covenants or agreements in the Indenture relating to the notes that continues for 60 days after written notice to us by the trustee or holders of at least 25% in principal amount of the notes then outstanding (for purposes of the financial statement reporting covenant, the 60 day grace period will be extended to 90 days);

•

default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Airgas or any of its Significant Subsidiaries (or the payment of which is guaranteed by Airgas or any of its Significant Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default (a) is caused by a failure to pay principal at its stated maturity after giving effect to any applicable grace period provided in such Indebtedness (a “Payment Default”); or (b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100.0 million or more; or

•	certain events of bankruptcy, insolvency or reorganization relating to us.

The Indenture provides that the trustee will, with certain exceptions, notify the holders of notes of any event of default known to it with respect to the notes within 90 days after the occurrence of such event.

If an event of default (other than with respect to certain events of bankruptcy, insolvency or reorganization) occurs and is continuing with respect to the notes, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal amount to be due and payable. If an event of default with respect to certain events of bankruptcy, insolvency or reorganization occurs and is continuing, then all of the notes will ipso facto become and be due and payable immediately in an amount equal to the principal amount of the notes, together with accrued and unpaid interest, if any, to the date the notes become due and payable, without any declaration or other act on the part of the trustee or any holder. Subject to certain conditions, the holders of a majority in principal amount of the notes then outstanding can rescind and annul such declaration and its consequences.

We are required to file an annual officers’ certificate with the trustee concerning our compliance with the Indenture. Subject to the provisions of the Indenture relating to the duties of the trustee, the trustee is not obligated to exercise any of its rights or powers at the request or direction of any of the holders unless they have offered the trustee security or indemnity satisfactory to the trustee. If the holders provide security or indemnity satisfactory to the trustee, the holders of a majority in principal amount of the outstanding notes during an event of default may direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Indenture or exercising any of the trustee’s trusts or powers with respect to the notes.

Prior to the acceleration of the maturity of the notes, the holders of not less than a majority in aggregate principal amount of the outstanding notes may on behalf of the holders of all outstanding notes waive any past default or event of default and its consequences, except a default or event of default (a) in the payment of the principal of, premium, if any, or interest on any note (which may only be waived with the consent of each holder of notes affected) or (b) in respect of a covenant or a provision of the Indenture which cannot be modified or amended without the consent of the holder of each note outstanding affected by such modification or amendment.

Book-Entry, Delivery and Form

The notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the “Global Notes”). The Global Notes will be deposited upon issuance with The Depository Trust Company, New York, New York (“DTC”), and registered in the name of a nominee of DTC in the form of a global certificate.

The Global Notes

DTC has advised us that pursuant to procedures established by it (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture governing the notes. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest (including additional interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Notes. None of Airgas, the trustee or any paying agent under the indenture governing the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

DTC has advised us that its present practice is, upon receipt of any payment of principal, premium, if any, and interest (including additional interest) on the Global Notes, to credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture governing the notes.

DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture governing the notes, DTC will exchange the Global Notes for certificated securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Clearstream. Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.AJN.V (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Certificated Securities

A Global Note is exchangeable for certificated securities if:

•

DTC (1) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (2) has ceased to be a Clearing Agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary;

•

we, at our option, notify the trustee in writing that we elect to cause the issuance of the notes in certificated form (provided that under current industry practices, DTC would notify participants of our determination, but would only withdraw beneficial interests from a Global Note at the request of participants); or

•	there has occurred and is continuing a default or an event of default with respect to the notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes.

This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date hereof and all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described in this prospectus supplement. This summary only addresses tax consequences to investors that purchase the notes at initial issuance for the “issue price,” which will equal the first price at which a substantial amount of the notes is sold for money to the public (not including bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and own the notes as “capital assets” within the meaning of the Code and not as part of a “straddle” or a “conversion transaction” for U.S. federal income tax purposes, or as part of some other integrated investment.

This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as insurance companies, banks, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, holders subject to the alternative minimum tax, partnerships or other pass-through entities (or investors in such entities), securities dealers, expatriates or United States persons whose “functional currency” for tax purposes is not the U.S. dollar). If any entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership considering an investment in the notes should consult its own tax advisors with respect to the tax treatment of the purchase, ownership and disposition of the notes by the partnership. This summary does not discuss any tax consequences arising out of the tax laws of any state, local, foreign or other taxing jurisdiction, any U.S. federal tax consequence other than U.S. federal income tax consequences (such as estate or gift tax consequences) or any consequences resulting from the newly enacted Medicare tax on investment income. We have not and do not intend to seek a ruling from the Internal Revenue Service, or the “IRS,” with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below.

In certain circumstances, the notes provide for the payment of amounts in excess of stated interest or principal. Our obligation to pay such excess amounts may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” However, the possibility of such excess amounts being paid should not cause the notes to be treated as contingent payment debt instruments if, as of the issue date, such contingencies are “remote” or “incidental,” or, in certain circumstances, if it is significantly more likely than not that such contingencies will not occur. Although the matter is not free from doubt, we intend to take the position that these contingencies should not cause the notes to be treated as contingent payment debt instruments. This determination will be binding on a holder unless it explicitly discloses its contrary position to the IRS in the manner required by applicable Treasury regulations. However, this determination is inherently factual and we can give you no assurance that our position would be sustained if challenged by the IRS. If the IRS successfully challenged this determination, it could adversely affect the amount, timing and character of the income that a holder must recognize (including, for example, by treating gain recognized by holders upon a disposition of a note as ordinary income and requiring a holder to accrue interest income at a rate higher than the stated interest on the notes). The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Holders are urged to consult their own tax advisors regarding the potential application of the contingent payment debt regulations to the notes and the consequences thereof.

Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of the notes arising under the laws of any state, local, foreign or other taxing jurisdiction.

It is expected, and therefore this discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or that was a domestic trust for U.S. federal income tax purposes on August 19, 1996, and has elected to continue to be treated as a domestic trust.

Treatment of stated interest

Stated interest on the notes will be taxable to a U.S. Holder as ordinary income as the stated interest accrues or is paid in accordance with the U.S. Holder’s method of tax accounting.

Treatment of dispositions of notes

Upon the sale, exchange, retirement, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than any amounts attributable to accrued and unpaid stated interest, which will be treated as ordinary interest income to the extent not previously included in income) and the U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note will be, in general, the cost of the note to the U.S. Holder. Gain or loss realized on the sale, exchange, retirement, redemption or other taxable disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the note has been held for more than one year. For non-corporate U.S. Holders, certain preferential tax rates may apply to gain recognized as long-term capital gain. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of notes that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

For purposes of the following discussion, any interest income and any gain realized on the sale, exchange, retirement, redemption or other taxable disposition of the notes will be considered “U.S. trade or business income” if such interest income or gain is effectively connected with the conduct of a trade or business in the United States.

Treatment of interest

A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest income on the notes if each of the following requirements is satisfied:

•	the interest is not U.S. trade or business income;

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is actually or constructively related to us;

•

the Non-U.S. Holder is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

the Non-U.S. Holder provides to us or our paying agent an appropriate statement on a properly executed IRS Form W-8BEN (or substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person. If a note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the Non-U.S. Holder provides such a form to the organization or institution and (ii) the organization or institution, under penalties of perjury, certifies to us that it has received such a form from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy.

To the extent these conditions are not met, a 30% withholding tax will apply to interest income on the notes that is not U.S. trade or business income, unless an applicable income tax treaty reduces or eliminates such tax (and the Non-U.S. Holder provides us or our paying agent a properly executed IRS Form W-8BEN (or substitute form)).

If interest is U.S. trade or business income, the Non-U.S. Holder will generally be exempt from withholding tax, although to avoid withholding the Non-U.S. Holder must provide an appropriate statement to that effect on an applicable IRS Form W-8 (or substitute form). Non-U.S. Holders should consult their own tax advisors as to whether different rules than those described in the preceding sentence may apply as the result of an applicable income tax treaty.

A Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all interest income that is U.S. trade or business income in the same manner as a U.S. Holder, as described above (unless an applicable income tax treaty provides otherwise). A Non-U.S. Holder that is a corporation also could be subject to a branch profits tax at a 30% rate (or lower applicable treaty rate) on such holder’s effectively connected earnings and profits (subject to adjustments) attributable to such income.

Treatment of dispositions of notes

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement, redemption or other taxable disposition of a note unless:

•

such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement, redemption or other taxable disposition and certain other conditions are met, in which case such holder will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale or other disposition, which may be offset by certain U.S. source capital losses (unless an applicable income tax treaty provides otherwise), or

•

the gain is U.S. trade or business income, in which case such holder generally will be subject to U.S. federal income tax in the same manner as U.S. Holders, as described above (unless an applicable income tax treaty provides otherwise). Additionally, in such event, Non-U.S. Holders that are corporations could be subject to a 30% (or lower applicable treaty rate) branch profits tax on such holder’s effectively connected earnings and profits (subject to adjustments) attributable to such gain.

Information reporting requirements and backup withholding

We generally will report to non-corporate U.S. Holders and the IRS interest payments and proceeds from a disposition (including a retirement or redemption) of the notes.

Non-corporate U.S. Holders generally will be subject to backup withholding (currently at a rate of 28% and scheduled to increase to 31% in 2013) on the foregoing amounts if the U.S. Holder:

•	fails to furnish its Taxpayer Identification Number, or TIN, which for an individual would be his or her Social Security Number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it is subject to backup withholding because it has previously failed to properly report payments of interest and dividends;

•

under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments; or

•	fails to establish an exemption from backup withholding.

We will report to Non-U.S. Holders of the notes and the IRS amounts of interest paid on or with respect to the notes and the amount of any tax withheld from such payments. Copies of the information returns reporting such interest and withholding may be made available to the tax authorities in foreign countries under the provisions of an income tax treaty or agreement.

A Non-U.S. Holder may also be subject to backup withholding (currently at a rate of 28% and scheduled to increase to 31% in 2013) with respect to interest paid on the notes. However, payments of interest to a Non-U.S. Holder will not be subject to backup withholding if the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury (for instance, on an IRS Form W-8 BEN) or satisfies the requirements of an otherwise established exemption.

The payment of the proceeds from a disposition (including a retirement or redemption) of notes by a Non-U.S. Holder to or through the U.S. office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury or satisfies the requirements of an otherwise established exemption.

If the proceeds from a disposition (including a retirement or redemption) of notes are paid to or through a foreign office of a broker that is not a United States person or a “U.S. related person,” as defined below, they will not be subject to backup withholding or information reporting. If the proceeds are paid to or through a foreign office of a broker that is either a United States person or a “U.S. related person,” they generally will be subject to information reporting. However, no such reporting is required if the holder certifies as to its non-U.S. status under penalties of perjury or the broker has certain documentary evidence in its files as to the holder’s non-U.S. status. Backup withholding will not apply to payments made through the foreign offices of a United States person or U.S. related person.

For purposes of this discussion, a “U.S. related person” is:

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income during a specified three-year period is U.S. trade or business income; or

•

a foreign partnership if one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interest of the partnership or if the partnership is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of the notes arising under the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

We are offering the notes described in this prospectus supplement through a number of underwriters. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are acting as the representatives of the several underwriters named below. We have entered into an underwriting agreement with the underwriters dated the date of this prospectus supplement. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the aggregate principal amount of notes listed next to its name in the following table:

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$57,500,000
Goldman, Sachs & Co.	57,500,000
Wells Fargo Securities, LLC	37,500,000
SunTrust Robinson Humphrey, Inc.	23,750,000
U.S. Bancorp Investments, Inc.	23,750,000
Credit Agricole Securities (USA) Inc.	12,500,000
SMBC Nikko Capital Markets Limited	11,250,000
Mitsubishi UFJ Securities (USA), Inc.	5,000,000
Mizuho Securities USA Inc.	5,000,000
RBS Securities Inc.	5,000,000
HSBC Securities (USA) Inc.	3,750,000
PNC Capital Markets LLC	3,750,000
Santander Investment Securities Inc.	3,750,000

Total	$250,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the notes if they buy any of them. The underwriters will sell the notes to the public when and if the underwriters buy the notes from us.

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement, and may offer the notes to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the public offering of the notes, the public offering price and other selling terms may be changed. The offering of the notes by the underwriters is subject to receipt and acceptance of any order and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $700,000.

We have agreed to indemnify the several underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes.

Specifically, the underwriters may over allot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities, at any time without notice.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, including securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Each of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. Specifically, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the administrative agent under our Credit Facility and affiliates of each of the underwriters are lenders under our Credit Facility. Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC were joint lead arrangers and co-book managers under our Credit Facility.

We expect that delivery of the notes will be made against payment therefor on November 26, 2012, which will be the fourth business day following the trade date (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

SMBC Nikko Capital Markets Limited is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Nikko Securities America, Inc. (“SMBC Nikko-SI”), as permitted under applicable law. To that end, SMBC Nikko Capital Markets Limited and SMBC Nikko-SI have entered into an agreement pursuant to which SMBC Nikko-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC Nikko-SI, SMBC Nikko Capital Markets Limited will pay to SMBC Nikko-SI a mutually agreed-fee.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Prospectus to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, notes, debentures and units of notes and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Certain legal matters in connection with the offering of the notes will be passed upon for Airgas, Inc. by Cahill Gordon & Reindel LLP, New York, New York, and for the underwriters by Davis Polk  & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Airgas, Inc. and subsidiaries as of March 31, 2012 and 2011, and for each of the years in the three-year period ended March 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2012 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the March 31, 2012 financial statements refers to a change in method for accounting for a trade receivable securitization agreement and to a change in method for valuing certain inventories.

PROSPECTUS

DEBT SECURITIES

We may offer from time to time unsecured debt securities consisting of notes, debentures or other evidences of indebtedness.

The terms of each series of debt securities will be set forth in a prospectus supplement. You should read this prospectus and the prospectus supplement carefully.

This prospectus may not be used to offer or sell any debt securities unless accompanied by a prospectus supplement.

Investing in these securities involves certain risks. See the section entitled “Risk Factors” beginning on page 12 of our Annual Report on Form 10-K for the year ended March 31, 2010 and similar sections in subsequent reports filed publicly, each of which is incorporated by reference into this prospectus and, if applicable, any risk factors described in any accompanying prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We may sell debt securities directly, through agents or through underwriters or dealers.

The date of this prospectus is May 27, 2010

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (the “Commission”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell debt securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below.

Unless we state otherwise or the context otherwise requires, references to “Airgas,” “us,” “we,” “our” or “Company” in this prospectus mean Airgas, Inc., and does not include the consolidated subsidiaries of Airgas, Inc. When we refer to “you” in this section, we mean all purchasers of the securities being offered by this prospectus, whether they are the holders or only indirect owners of those securities.

You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement under the Securities Act that registers the distribution of the debt securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the Commission allow us to omit certain information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and current reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the following location of the Commission.

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Room of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

The Commission also maintains a website that contains reports, proxy statements and other information about issuers. The address of that site is http://www.sec.gov.

You can also inspect reports, proxy and information statements and other information about the Company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the Commission. They contain important information about us.

Company SEC Filings	Period

Annual Report on Form 10-K	Year ended March 31, 2010
Current Reports on Form 8-K	As filed on April 8, 2010

We incorporate by reference additional documents that we may file with the Commission between the date of this prospectus and the termination or completion of the offering of the debt securities. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Any report, document, or portion thereof that is furnished to, but not filed with, the Commission is not incorporated by reference. The information contained on our website (www.airgas.com) is not incorporated into this prospectus.

You can obtain any of the documents incorporated by reference in this document through us, or from the Commission through the Commission’s website at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to that document. You can obtain from us the documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address or phone number:

General Counsel’s Office

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

If you request any incorporated documents from us, we will mail them to you by first class mail, or other means, promptly after we receive your request.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain statements that are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the statements referenced by the Company in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other—Forward-Looking Statements” of its Annual Report on Form 10-K for the year ended March 31, 2010, which is incorporated by reference herein.

These forward-looking statements involve risks and uncertainties. Factors that could cause actual results to differ materially from those predicted in any forward-looking statement include, but are not limited to, those factors referenced by the Company in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other—Forward-Looking Statements” of its Annual Report on Form 10-K for the year ended March 31, 2010.

The Company does not undertake to update any forward-looking statement made herein or that may be made from time to time by or on behalf of the Company.

AIRGAS, INC.

We are the largest U.S. distributor of industrial, medical and specialty gases delivered in “packaged” or cylinder form, and hardgoods, such as welding equipment and supplies. We are also one of the largest U.S. distributors of safety products, the largest U.S. producer of nitrous oxide and dry ice, the largest liquid carbon dioxide producer in the Southeast, the fifth largest producer of atmospheric merchant gases in North America and a leading distributor of process chemicals, refrigerants and ammonia products.

We were incorporated in 1986 under the laws of the State of Delaware. Our executive offices are located at 259 North Radnor-Chester Rd., Radnor, PA 19087-5283, and our telephone number is (610) 687-5253. We maintain a website that contains information about us at www.airgas.com. The information included on our website is not, and should not be considered as, a part of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the debt securities offered by this prospectus for general corporate purposes. These may include repayment of other indebtedness, capital expenditures, possible acquisitions and other purposes as may be specified in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges has been computed by dividing “earnings available for fixed charges” by “fixed charges.” For purposes of computing this ratio, “earnings available for fixed charges” principally consists of (i) earnings before income taxes and minority interest, plus (ii) “fixed charges.” “Fixed charges” principally consists of interest expense and the portion of rental expense that is representative of the interest factor.

	Fiscal Year Ended
	March 31, 2010		March 31, 2009		March 31, 2008		March 31, 2007		March 31, 2006
Ratio of Earnings to Fixed Charges	3.89	x	4.18	x	3.56	x	3.36	x	3.19	x

DESCRIPTION OF THE DEBT SECURITIES

The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to those debt securities will be described in the prospectus supplement relating to those debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description.

General

The debt securities may be issued from time to time in an unlimited aggregate principal amount and an unlimited number of series. The debt securities will be issued under an indenture between us and U.S. Bank National Association, as trustee, and under a supplemental indenture authorizing the particular series.

The debt securities are unsecured and will have the same rank as all other unsecured and non-subordinated debt of the Company.

We have summarized the material provisions of the indenture below. The summary is not complete. The indenture is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The supplemental indenture for each series will be filed or incorporated by reference as an exhibit to the registration statement. You should read the indenture and the applicable supplemental indenture for provisions that may be important to you. The particular terms of any debt securities we offer will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the debt securities described below and in the indenture. For a description of the terms of any series of debt securities, you should review both the prospectus supplement relating to that series and the description of the debt securities set forth in this prospectus before making an investment decision.

The prospectus supplement relating to a particular series of debt securities will describe to the extent applicable:

(1) the title of the debt securities of such series;

(2) the principal amount being offered, and, if a series, the total amount authorized and the total amount outstanding;

(3) any limit upon the aggregate principal amount of such debt securities;

(4) whether or not we will issue the series of debt securities in global form and, if so, the terms and who the depositary will be;

(5) the date or dates on which such debt securities will mature or the method of determination of such date or dates;

(6) the rate or rates, or the method of determination thereof, at which such debt securities will bear interest, if any, the date or dates from which such interest will accrue, the date or dates such interest will be payable and, for registered debt securities, the regular record dates;

(7) the place or places where the principal of, and premium and interest, if any, on, such debt securities will be payable;

(8) the terms and conditions upon which any such debt security may be redeemed (including the period or periods within which and the price or prices at which such security may be redeemed), in whole or in part, at our option;

(9) any terms for redemption or repurchase pursuant to any sinking fund or analogous provision at the option of a holder;

(10) if other than the principal amount thereof, the portion of the principal amount of such debt securities that will be payable upon acceleration of maturity;

(11) any terms for conversion of the debt securities into other securities of the Company or any other corporation at the option of a holder;

(12) any terms for the attachment to such debt securities of warrants, options or other rights to purchase or sell stock;

(13) if other than the principal amount thereof, the portion of the principal amount of such debt securities that will be payable upon acceleration of maturity (debt securities subject to such provisions being referred to as “Original Issue Discount Securities”);

(14) any covenants limiting or otherwise restricting our ability or the ability of our subsidiaries to take any action or measures;

(15) any deletions or modifications of, or additions to, the events of default under the indenture with respect to such debt securities;

(16) if other than U.S. dollars, the currency, currencies or currency unit or units in which such debt securities will be denominated and in which the principal of, and premium and interest, if any, on, such securities will be payable and related restrictions;

(17) whether, and the terms and conditions on which, the Company or a holder may elect that, or the other circumstances under which, payment of principal of, or premium or interest, if any, on, such debt securities is to be made in a currency or currencies or currency unit or units other than that in which such debt securities are denominated;

(18) any determination of the amount of principal of, or premium or interest, if any, on, any such debt securities to be determined with reference to an index based on a currency or currency unit or units other than that in which such debt securities are stated to be payable or an index based on any other method;

(19) whether such debt securities will be issued in fully registered form without coupons or in bearer form with or without coupons, or any combination thereof, whether such debt securities will be issued in the form of one or more global securities and whether such debt securities are to be issuable in temporary global form or definitive global form;

(20) whether and under what circumstances the Company will pay additional amounts to any holder of such debt securities who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms the Company will have the option to redeem such debt securities rather than pay any additional amounts; and

(21) any other terms of any of such debt securities not inconsistent with the indenture.

Form, Exchange, Registration and Transfer

The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, we will not be required to register the transfer or exchange of:

•

any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of, or any premium or interest on, debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” means each day on which commercial banks and foreign exchange markets settle payments in the place or places where the principal of (and premium, if any) and interest, if any, on the securities of that series are payable, or place of publication. Unless otherwise specified, “business day” shall exclude any day on which commercial banks and foreign exchange markets do not settle payments in London.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-Entry Debt Securities

The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Satisfaction and Discharge; Defeasance

At the request of the Company, the indenture will cease to be in effect as to the debt securities of any series (except for certain obligations to register the transfer or exchange of such debt securities and related coupons, if any, and hold moneys for payment of such debt securities and coupons in trust) when either (a) all such debt securities and coupons have been delivered to the trustee for cancellation or (b) all such debt securities and coupons have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and the Company has deposited with the trustee, in trust money, in the currency, currencies or currency unit or units in which such debt securities are payable, in an amount sufficient to pay all the principal of, and premium and interest, if any, on, such debt securities on the dates such payments are due in accordance with the terms of such debt securities.

The Company may defease any series of debt securities and, at its option, either (a) be discharged after 123 days from any and all obligations in respect of such series of debt securities (except for certain obligations to register the transfer of or exchange debt securities and related coupons, replace stolen, lost or mutilated debt securities and coupons, maintain paying agencies and hold moneys for payment in trust) or (b) eliminate the requirement to comply with certain restrictive covenants of the indenture in respect of such series. In order to exercise either defeasance option, the Company must deposit with the trustee in trust, money, or, in the case of debt securities and coupons denominated in U.S. dollars, U.S. treasuries or, in the case of debt securities and coupons denominated in a foreign currency, foreign government securities, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay in the currency, currencies or currency unit or units in which such debt securities are payable all the principal (including any mandatory sinking fund payments) of, and interest on, such series on the dates such payments are due in accordance with the terms of such series. Among the conditions to the Company exercising any such option, the Company is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of such series to recognize income, gain or loss for United States Federal income tax purposes and that the holders of such series will be subject to United States Federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such option had not been exercised.

Events of Default, Notice and Waiver

The following are events of default under each indenture with respect to any series of debt securities that we may issue:

•	default for 30 days in payment of any interest installment when due;

•	default in payment of principal of, or premium, if any, on, debt securities of such series when due at their stated maturity, by declaration, when called for redemption or otherwise;

•	default for 30 days in the making of any payment for a sinking, purchase or analogous fund provided for in respect of debt securities of such series;

•

default for 60 days after notice to the Company by the trustee or by holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series in the performance of any covenant or agreement in the debt securities of such series or in the indenture with respect to debt securities of such series;

•	certain events of bankruptcy, insolvency and reorganization; and

•	any other event of default provided with respect to the debt securities of such series.

No event of default with respect to a single series of indebtedness issued under the indenture (and any supplemental indentures) necessarily constitutes an event of default with respect to any other series of indebtedness issued thereunder.

The indenture provides that the trustee will, within 90 days after the occurrence of a default with respect to the debt securities of any series, give to the holders of the debt securities of such series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of principal of, or premium or interest, if any, on, or a sinking fund installment, if any, with respect to any of the debt securities of such series, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the debt securities of such series. The term “default” for the purpose of this provision only means the happening of any of the events of default specified above, except that any grace period or notice requirement is eliminated.

The indenture contains provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities before proceeding to exercise any right or power under the indenture at the request of holders of the debt securities.

The indenture provides that the holders of a majority in principal amount of the outstanding debt securities of any series may in certain circumstances direct the time, method and place of conducting proceedings for remedies available to the trustee or exercising any trust or power conferred on the trustee in respect of such series.

The indenture includes a covenant that obligates us to file annually with the trustee an officers’ certificate stating whether any default exists and specifying any default that exists.

In certain cases, the holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of such series waive any past default or event of default with respect to the debt securities of such series or compliance with certain provisions of the indenture, except, among other things, a default not theretofore cured in payment of the principal of, or premium or interest, if any, on, any of the debt securities of such series. The holders of a majority in principal amount of a series of outstanding debt securities also have certain rights to rescind any declaration of acceleration with respect to such series after all events of default with respect to such series not arising from such declaration shall have been cured.

Modification of the Indenture

The indenture allows us and the trustee, without the consent of any holders of debt securities, to enter into supplemental indentures for the purposes, among other things, of:

•	evidencing the succession of another corporation and the assumption by such corporation of the covenants in the indenture and series of debt securities;

•	adding covenants that apply to us;

•	adding additional events of default;

•	establishing the form or terms of any series of debt securities issued under such supplemental indentures or curing ambiguities or inconsistencies in the indenture; and

•	making other provisions that do not adversely affect the interests of the holders of any series of debt securities in any material respect.

The indenture allows us and the trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of all affected series (acting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or modifying the rights of the holders of the debt securities of such series. But no supplemental indenture may, without the consent of the holders of all the outstanding debt securities affected thereby, among other things:

(1) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

(2) reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of, any debt security;

(3) extend the time for payment of interest on the debt securities;

(4) impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date);

(5) affect adversely the terms, if any, of conversion of any debt security into our stock or other securities or of any other corporation;

(6) reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any such supplemental indenture or any waiver (in compliance with certain provisions of the indenture or certain defaults thereunder and their consequences) provided for in the indenture; and

(7) modify any of the foregoing provisions or the provisions for the waiver of certain covenants and defaults, except to increase any applicable percentage of the aggregate principal amount of outstanding debt securities the consent of the holders of which is required or to provide with respect to any particular series the right to condition the effectiveness of any supplemental indenture as to that series on the consent of the holders of a specified percentage of the aggregate principal amount of outstanding debt securities of such series or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security affected thereby.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

Concerning the Trustee

U.S. Bank National Association serves as the trustee under our indenture dated as of May 27, 2010.

PLAN OF DISTRIBUTION

We may sell the debt securities in any of three ways: (i) through underwriters, (ii) through dealers or agents or (iii) directly to a limited number of institutional purchasers or to a single purchaser. The applicable prospectus supplement will set forth the terms of the offering of the debt securities of such series, including the name or names of any underwriters, the purchase price and the proceeds we receive from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and other specific terms of the particular offering. Only the agents or underwriters named in a prospectus supplement are agents or underwriters in connection with the securities being offered by that prospectus supplement.

If we use underwriters in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the debt securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell debt securities directly or through agents designated by us from time to time. Any agent involved in the offer or sale of the debt securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by certain types of institutions to purchase debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commissions payable for solicitation of such contracts.

Agents and underwriters may be entitled under agreements entered into with us and/or our subsidiaries to indemnification against certain civil liabilities, including liabilities under the Securities Act, and/or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Each series of debt securities will be a new issue of securities with no established trading market. Any underwriters to whom we sell debt securities for public offering and sale may make a market in such debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any debt securities.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

Unless otherwise indicated in a prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in New York City.

LEGAL MATTERS

Cahill Gordon & Reindel LLP will issue an opinion concerning the validity of the offered debt securities for Airgas, Inc. Any underwriter, dealer or agent will be advised about other legal issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements and schedule of Airgas, Inc. and subsidiaries as of March 31, 2010 and 2009, and for each of the years in the three-year period ended March 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$250,000,000

2.900% Notes due 2022

PROSPECTUS SUPPLEMENT

November 19, 2012

Joint Book-Running Managers

BofA Merrill Lynch

Goldman, Sachs & Co.

Wells Fargo Securities

Lead Managers

SunTrust Robinson Humphrey

US Bancorp

Co-Managers

Credit Agricole CIB

SMBC Nikko

Mitsubishi UFJ Securities

Mizuho Securities

RBS

HSBC

PNC Capital Markets LLC

Santander